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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 8 August 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	8 August 2003
Number	27/03

BHP Billiton Announces Discovery

at Neptune-5 Appraisal Well in Gulf of Mexico

BHP Billiton announced today results from its Neptune-5 appraisal well in the Gulf of Mexico, drilled in Atwater Valley Block 574, approximately 135 miles (215 kilometers) from the Louisiana coast. The well encountered a gross hydrocarbon column of nearly 1,200 feet, with more than 500 feet (total vertical thickness) of net oil pay. The net column is significantly larger than those recorded in the similar Miocene reservoir sandstone intervals of previous Neptune wells, and the preliminary evaluation of the fluids indicates the presence of oil similar in quality to the medium sour crude found at the Atlantis and Mad Dog fields. The well was drilled to a total depth of 19,142 feet in water depths of 6,215 feet.

"The well logs at Neptune-5 indicate thick sands and are amongst the most impressive we've seen in the Gulf of Mexico," said Philip Aiken, President and Chief Executive Officer for BHP Billiton Petroleum. "This is a positive result, and the data will significantly enhance our ability to evaluate the commercial viability and development options for the field."

Aiken explained that following the positive result from Neptune-3 (July 2002), the joint venture partners have accelerated the appraisal program at the field over the last year, drilling three wells since mid 2002.

Core and fluid samples have been taken and the partnership is sidetracking Neptune-5 while assessing options for other associated operations at the well.

Neptune-5 was spud on July 2, 2003, using the BHP Billiton-operated drillship CR Luigs. BHP Billiton is the designated operator on the block with a 35-percent working interest. Partners are Marathon Oil Company, which holds a 30 percent working interest; Woodside Petroleum Ltd, a 20 percent working interest holder; and Maxus (US) Exploration Company, a subsidiary of Repsol YPF, with a 15 percent interest.

The Neptune prospect is located in the Atwater Foldbelt region of the Central Gulf of Mexico. This area includes the Mad Dog and Atlantis fields, which are currently in development, and the BHP Billiton-operated Shenzi discovery, where an appraisal well will be drilled later this year.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 8 August 2003